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Exhibit 99.2

Edison Mission Energy
Illinois Plants—Funds Flow from Operations
Twelve Months Ended June 30, 2003
(In Millions) (Unaudited)

	Midwest Generation LLC	Edison Mission Overseas Co.	Edison Misison Midwest Holdings	Consolidation Adjustments (Note 2)	Sale Leaseback Adjustments (Note 1)	Edison Mission Midwest Holdings	Sale Leaseback Adjustments (Note 3)	Illinois Plants
	(SEC Reporting Basis)	(Consolidated)	(Parent)			(Consolidated)
Project Revenues
Electric revenues	$1,139	$—	$—	$—	$—	$1,139	$—	$1,139
Income from price risk management	5	—	—	—	—	5	—	5

Total operating revenues	1,144	—	—	—	—	1,144	—	1,144

Project Operating Expenses
Fuel	419	—	—	—	—	419	—	419
Plant operations	333	—	—	—	29	362	75	437
Asset impairment and other charges	1,096	—	—	—	(780)	316	—	316
Settlement of postretirement employee benefit liability	(71)	—	—	—	—	(71)	—	(71)
Depreciation and amortization	187	—	—	—	(25)	162	(43)	119
Administrative and general	24	1	4	(16)	—	13	—	13

Total operating expenses	1,988	1	4	(16)	(776)	1,201	32	1,233

Project Revenues less Operating Expenses	(844)	(1)	(4)	16	776	(57)	(32)	(89)

Project Other Income (Expense)
Interest and other income	—	1	3	—	—	4	—	4
Intercompany interest income (expense):
Edison Mission Energy	114	—	—	—	—	114	—	114
Edison Mission Overseas	(226)	226	—	—	—	—	—	—
Interest expense	(124)	—	(85)	—	36	(173)	88	(85)

Total other income (expense)	(236)	227	(82)	—	36	(55)	88	33

Income (Loss) before Income Taxes	(1,080)	226	(86)	16	812	(112)	56	(56)
Income Taxes	(425)	87	(33)	6	317	(48)	21	(27)

Net Income (Loss)	(655)	139	(53)	10	495	(64)	35	(29)

Funds Flow from Operations
Income (loss) before Income Taxes	$(1,080)	$226	$(86)	$16	$812	$(112)	56	$(56)
Add (deduct):
Depreciation and amortization	187	—	—	—	(25)	162	(43)	119
Asset impairment charge	1,051	—	—	—	(780)	271	—	271
Settlement of postretirement employee benefit liability	(71)	—	—	—	—	(71)	—	(71)

Funds Flow from Operations	$87	$226	$(86)	$16	$7	$250	$13	$263

Note 1	Consolidation adjustment required to report the Collins leases as operating leases by Edison Mission Midwest Holdings and Subsidiaries in lieu of lease financings recorded by Midwest Generation LLC.
Note 2	Includes the push down of parent G&A for SEC reporting.
Note 3	Consolidation adjustment required to report the Powerton/Joliet leases as operating leases by Edison Mission Energy and Subsidiaries in lieu of lease financings recorded by Midwest Generation LLC.

The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations. Illinois Plants is not a legal entity and accordingly, the above financial information for the Illinois Plants has not been prepared in accordance with generally accepted accounting standards.

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Exhibit 99.2